Pernod Ricard

02 OCT -2 AM 9:43

September 20, 2002

AP/DD/321.2002

82-3361

02055159

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

<u>For the attention of Mrs Felicia KUNG</u>

SUPPL

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

PROCESSED
OCT 0 9 2002
THOMSON
FINANCIAL

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 1page

Pernod Ricard

Poland

Agros Group (Pernod Ricard) sells fruit and vegetable arm

Poland, 19 September 2002 - Pernod Ricard is completing its drive to refocus on its core spirits and wine business in Poland. The group has sold the Agros Fortuna branch of its subsidiary Agros Holding to Entreprise Investors, an investment fund. Agros Fortuna's main products are Fortuna fruit juices, Lowicz jams and Krakus canned vegetables. The branch has sales of some €140 million and employs 1,500 people, all of whom will be re-hired by the purchaser.

The selling price of €54 million is equivalent to the enterprise value of Agros Fortuna.

Pernod Ricard's sole business in Poland is now spirits and wine. The operating subsidiary Wyborowa SA produces the group's *wodkas** and distributes its international product range on Poland's domestic market.

Commenting on the recent dismissal by the Polish parliament, the Diet, of an amendment to the law on spirits that challenged the ownership of the Wyborowa brand, Yves Flaissier, chairman of Wyborowa SA said: "*As Poland prepares to join the European Union, this outcome demonstrates its maturity as regards trademark protection and the safeguarding of foreign investments*". Mr Flaissier added: *"Our strategy aims to develop Wyborowa worldwide by stressing its authenticity as a genuine Polish wodka"*.

*Polish triple-distilled vodka made exclusively from rye grain

Pernod Ricard Contacts

Alain-Serge Delaitte / Media — Tel: +33 (0)1 40 76 77 12

Patrick de Borredon / Investor Relations — Tel: +33 (0)1 40 76 77 33

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com